Elizabeth R. Hughes                    (703) 760-1649           erhughes@venable.com
March 10, 2006
Robert S. Littlepage
Accountant Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	SafeNet, Inc. Item 4.02 Form 8-K Filed February 8, 2006 File No. 000-20634
Dear Mr. Littlepage:
     I refer to your letter of March 1, 2006 to Anthony A. Caputo, Chairman of SafeNet, Inc. in which you have asked that the Company respond to the following comments:
Comment
     1. Refer to your Form 8-K/A filed on February 27, 2006 where you stated that you determined that there were no material errors in the Form 10-Q for the quarter ended June 30, 2005 and as such, you do not intend to amend it. We note from your Form 8-K filed on February 8, 2006 that your Form 10-Q for the quarter ended June 30, 2005 consisted of an understatement of lease restructuring charges of approximately $700,000. Tell us in detail how you determined that this error is not material.
Response
     Prior to the filing of the Form 8-K on February 8, 2006 through the date of this letter, the Company has been in the on-going process of preparing its financial statements for the year ended December 31, 2005 and the audit thereof by its external auditors. This process is expected to conclude next week.
     When the amendment to Form 8-K was filed on February 27, 2006, wherein the Company concluded that any errors in the Form 10-Q for the quarter ended June 30, 2005 were not material, the Company had discussed this conclusion with the independent accountants as

Robert S. Littlepage
March 10, 2006

noted in the amended Form 8-K. After further review and discussion with its auditors subsequent to the filing of the amended Form 8-K on February 27, 2006, the Company has now concluded that the financial statements included in the previously filed Form 10-Q for the quarter ended June 30, 2005 did contain errors that were material. The three and six months results for the second quarter and the nine month results for the third quarter are impacted by these adjustments. The Company has today filed a further amendment to its Form 8-K reporting this conclusion under Item 4.02 and intends to correct these errors in the Unaudited Quarterly Results of Operations Data in Item 6—“Selected Financial Data” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 which the Company expects to file next week. A copy of the amended Form 8-K is enclosed with this letter.
Comment
     2. We note that in your amended Form 10-Q for the quarter ended September 30, 2005 your officers concluded that the company’s disclosure controls and procedures were effective. Tell us the basis for your officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures in light of the restatement. See Item 307 of the Regulation S-K.
Response
     In February 2006, when the Company filed the amendment to Form 10-Q for the quarter ended September 30, 2005, management continued to believe that the Company’s disclosure controls and procedures were effective because they did not believe the circumstances giving rise to the error resulting in an understatement of cost of revenues of its classified government business for the third quarter suggested a failure of disclosure controls and procedures. Management believed the error to be an isolated mistake attributable to the failure of a newly implemented accounting system at a subsidiary to generate a report that management believes would have identified the error in a timely manner.
     However, as of the date of this letter, management has evaluated the impact of these and other adjustments being made in connection with the year-end audit and its assessment of the effectiveness of the Company’s internal controls over financial reporting and has determined that a material weakness existed in its internal controls over financial reporting as of the end of 2005 as described in the Form 8-K attached hereto. As a result of this assessment, management has now concluded that the Company’s disclosure controls and procedures were not effective as of the end of the second and third quarters and year end 2005 and this conclusion is set forth in the attached

Robert S. Littlepage
March 10, 2006

Form 8-K. As described in the Form 8-K the Company has taken and will take further action to address these deficiencies.
            If you have any questions regarding the above, please call me at (703) 760-1649.
Yours truly,

Elizabeth R. Hughes
ERH:sd

cc: Anthony Caputo, Chairman and CEO